UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 1, 2023, Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (the “Company”), issued a press release disclosing that its subsidiary, Hainan Guoxie Technology Group Co., Ltd. (“Hainan Guoxie”), a People’s Republic of China (“PRC”) limited company, had entered into a land use rights agreement, dated April 10, 2023 (the “Land Use Rights Agreement”), with the Ministry of Natural Resources and Planning of Qionghai City, a government branch located in Hainan Province in the PRC.

Under the terms of the Land Use Rights Agreement, Hainan Guoxie obtained a 50-year lease, commencing before July 10, 2023, to develop 47,970.52 square meters of land in Tayang Town in Qionghai City, in exchange for payment of RMB24,060,000 (or the equivalent of RMB501.55 per square meter) (the “Assignment Price”). Hainan Guoxie will pay an initial deposit of RMB2,406,000, with the remaining amount of the Assignment Price to be paid within 30 days of entry into the Land Use Rights Agreement. In addition, Hainan Guoxie agreed to invest a total of RMB172,704,000 in the project, or the equivalent of RMB3,600.21 per square meter. Hainan Guoxie is obligated to begin construction by no later than July 10, 2024 and complete construction on the land on or before July 10, 2026. However, as disclosed in the press release attached hereto, the Company intends to complete such construction by the end of 2024.

The foregoing summary of the Land Use Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Land Use Rights Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. A copy of the press release disclosing entry into the Land Use Rights Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
10.1	English translation of Form of State-Owned Construction Land Use Right Assignment Agreement, dated April 10, 2023, between Hainan Guoxie Technology Group Co., Ltd. and the Ministry of Natural Resources and Planning of Qionghai City.
99.1	Press Release, dated May 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2023

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Xin Wang
Name:	Xin Wang
Title:	Chief Executive Officer

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